Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-277003

July 21, 2025

PepsiCo, Inc.

4.100% Senior Notes due 2029

4.300% Senior Notes due 2030

4.650% Senior Notes due 2032

5.000% Senior Notes due 2035

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	July 21, 2025
Settlement Date (T+2):	July 23, 2025
Title of Securities:	4.100% Senior Notes due 2029	4.300% Senior Notes due 2030	4.650% Senior Notes due 2032	5.000% Senior Notes due 2035
Aggregate Principal Amount Offered:	$750,000,000	$650,000,000	$850,000,000	$1,250,000,000
Maturity Date:	January 15, 2029	July 23, 2030	July 23, 2032	July 23, 2035
Interest Payment Dates:	Semi-annually in arrears on each January 15 and July 15, commencing January 15, 2026	Semi-annually in arrears on each January 23 and July 23, commencing January 23, 2026	Semi-annually in arrears on each January 23 and July 23, commencing January 23, 2026	Semi-annually in arrears on each January 23 and July 23, commencing January 23, 2026
Benchmark Treasury:	3.875% due July 15, 2028	3.875% due June 30, 2030	4.000% due June 30, 2032	4.250% due May 15, 2035
Benchmark Treasury Yield:	3.808%	3.910%	4.125%	4.372%
Spread to Treasury:	+33 basis points	+43 basis points	+53 basis points	+63 basis points
Re-offer Yield:	4.138%	4.340%	4.655%	5.002%
Coupon:	4.100%	4.300%	4.650%	5.000%
Price to Public:	99.879%	99.822%	99.970%	99.984%
Optional Redemption:	Prior to December 15, 2028, make-whole call at Treasury Rate plus 5 basis points; par call at any time on or after December 15, 2028	Prior to June 23, 2030, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after June 23, 2030	Prior to May 23, 2032, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after May 23, 2032	Prior to April 23, 2035, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after April 23, 2035

Net Proceeds to PepsiCo (Before Expenses):	$747,405,000	$646,568,000	$846,345,000	$1,244,175,000
Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	30/360	30/360	30/360	30/360
CUSIP / ISIN:	713448GL6 / US713448GL64	713448GH5 / US713448GH52	713448GJ1 / US713448GJ19	713448GK8 / US713448GK81
Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Senior Co-Managers:	ING Financial Markets LLC TD Securities (USA) LLC
Co-Managers:	Academy Securities, Inc.
ANZ Securities, Inc.
Castle Oak Securities, L.P.
Loop Capital Markets LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Siebert Williams Shank & Co., LLC
U.S. Bancorp Investments, Inc.

The issuer expects that delivery of the notes will be made, against payment for the notes, on or about July 23, 2025, which will be the second business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within one business day (T+1), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of notes who wish to trade the notes on the date hereof will be required, because the notes initially will settle within two business days (T+2), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade on the date hereof should consult their own legal and financial advisors.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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